

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

David Cote
Chief Executive Officer
GS Acquisition Holdings Corp
200 West Street
New York, NY 10282

  Re: GS Acquisition Holdings Corp
   Preliminary Proxy Statement on Schedule 14A
   Filed December 10, 2019
   File No. 001-38518

Dear Mr. Cote:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please disclose the impact on the merger consideration that results from the Tax Receivable Agreement. Since it appears that you use EBITDA and Adjusted EBITDA as significant metrics for measuring your financial performance and because these measures do not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the amount of consideration you are offering in the merger. If the arrangement represents a windfall to the Vertiv Stockholder and shifts cash flows to the Vertiv Stockholder at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus. Please revise the Background of the Merger section to discuss the specific negotiations relating to the creation and structure of the agreement.

Summary Term Sheet, page 13

2.   Please revise to include a structure chart showing the relationship and ownership of the various Vertiv entities discussed in the filing, in particular the Vertiv Stockholder.

3.   We note that you have provided the approximate per share redemption amount available to public stockholders calculated as of September 30, 2019. Please revise your disclosure to provide the approximate redemption amount per outstanding public share as of a more recent date.

Selected Consolidated Historical Financial and Other Information of Vertiv Holdings, page 59

4.   We note you indicate on page 61 that the most comparable GAAP measure to EBITDA and adjusted EBITDA is Earnings (loss) from continuing operations. Revise to reconcile these non-GAAP measures to Net earnings (loss) as the most comparable GAAP measure. Please refer to Question 103.02 in our updated Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

5.   Additionally, we note that your earnings (loss) from continuing operations is adjusted for multiple items which you consider non-recurring such as costs to achieve operational initiatives, digital project implementation costs, transitions costs, foreign currency losses, contingent consideration, advisory fees, impacts of purchase accounting, and loss (gain) on asset disposals. However, we note that these items appear to have occurred as adjustments in multiple periods. Please tell us how you concluded that these adjustments are consistent with guidance in Item 10(e) of Regulation S-K and see Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, revise your disclosures to provide enough detail for readers to understand why you consider these adjustments to be non-recurring or revise to remove the reference of non-recurring when describing certain of these adjustments.

6.   We note that your adjustment for cost to achieve operational initiatives include transformation efforts and restructuring. We also note the adjustment is significantly higher than restructuring costs as disclosed in the footnotes to your financial statements. Please further explain the amount and nature of the operational initiatives included in this adjustment and how they relate to your restructuring costs. In addition, tell us how you considered the guidance of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to if you consider these expenses to be normal, recurring, cash operating expenses.

Risk Factors
Risks Related to Vertiv's Business, page 67

7.   Please tell us what consideration you gave to adding risk factor disclosure regarding Vertiv's net losses in the periods reported, and the extent to which the board considered Vertiv's financial performance to be among the uncertainties disclosed on page 149.

Risks Related to the Business Combination and GSAH

The New Vertiv Certificate of Incorporation Includes a forum selection clause, page 100

8. We note your disclosure that the the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims arising under the federal securities laws, including the Securities Act. Please revise to:

    - clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable; and
    - address whether there is any question as to whether a court would enforce the provision.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 113

9. Please revise adjustment (h) to disclose how the adjustment to interest expense was calculated or determined.

10. We refer to adjustment (j). Please explain why your pro forma net income (loss) for the periods ended do not reconcile to the amounts of pro forma net income (loss) assuming no redemptions and assuming maximum redemptions on pages 106 and 107 for the nine months ended September 30, 2019 and year ended December 31, 2018. To the extent the amounts are in error, please revise to correct the net income (loss) amounts as well as pro forma earnings (loss) per share.

11. We note from pages 109, 180 and 247 that you will have additional amounts of expense related to bonuses in conjunction with the transaction. We further note that you have not reflected pro forma adjustments for such amounts, as the documentation is not yet final and therefore is not factually supportable. Please revise the footnotes of your pro forma adjustments to state the estimated amounts of such amounts payable to your officers and employees.

Proposal No. 1 Approval of the Business Combination

Background of the Business Combination, page 141

12. We note that the company engaged in discussions with Other Targets, but that the company decided for various reasons not to pursue such Other Targets. Please revise your disclosure in this section to specifically discuss the timeline of the interactions with those Other Targets that the company most seriously considered for a possible business combination. For example, include information regarding the nature of the discussions with those entities, the terms of any offers as they compared to each other and the Platinum terms, when the business combinations were ruled out, and the timing for each of these in relation to the discussions with Platinum. Please also include more specific

information regarding the Platinum terms at each stage of the negotiations.

13.	We note your disclosure that in the second half of 2018, Goldman Sachs and JPMorgan were retained by Vertiv to advise in connection with potential strategic alternatives, and that in March 2019, representatives of Goldman Sachs' Investment Banking Division contacted representatives of Platinum Advisors to discuss possible combination opportunities for the company with portfolio companies of Platinum Advisors, which includes Vertiv. Please revise to clarify whether the 2018 retention included discussions with Platinum Advisors, and if not, explain why the 2019 discussions were conducted by Platinum Advisors on behalf of Vertiv. In addition, explain whether any steps were taken to address the change in relationship from advisor in 2018 to being on opposite sides of business combination discussions in 2019.

Certain Projected Financial Information, page 150

14.	Please revise the table at the top of page 152 to state how each measure was calculated or determined.

Executive Compensation, page 232

15.	We note your presentation of EBITDAR on page 235. Please revise to disclose specifically how the amounts presented were determined, including the nature of adjustments to the most comparable GAAP measure. Refer to Question 108.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

16.	Please update your disclosure in this section to reflect the most recently completed fiscal year. In addition, please provide the information required by Item 18(a)(7) of Form S-4 for David Cote.

Beneficial Ownership of Securities, page 265

17.	Please clarify in the table on page 266 that VPE Holdings, LLC has been defined as the Vertiv Stockholder.

Vertiv September 30, 2019 Interim Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
(16) Commitments and Contingencies, page FS-49

18.	We note that on September 6, 2019, the selling shareholders of Energy Labs, Inc. notified Vertiv of a dispute in which they believe Vertiv owes the highest amount of the earn-out payment of $34.5 million and that you have $2.8 million accrued at September 30, 2019. Please revise to disclose your assessment of the earn out payment including the reason for the dispute between what the shareholders of Energy Labs believe they are entitled to versus what you have accrued at September 30, 2019. Finally, revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made pursuant to ASC 450-20-50-4 for your outstanding cases where you have not accrued for the full amount of the potential settlement.

Combined and Consolidated Statements of Cash Flows, page FS-56

19.   Please reconcile the line item Acquisition of business, net of cash acquired for the year ended December 31, 2017 of $211.4 million to the amounts in Note 2 beginning on page F-S-68. In your response, tell us how you classified measurement period adjustments of $243.9 million disclosed on page F-S-78 and reconcile this amount to information in Note 3.

(1) Summary of Significant Accounting Policies
Reclassifications, page FS-59

20.   We note the disclosure for certain reclassifications in the fiscal year ended September 30, 2016. Please revise to state whether amounts were also reclassified in the two months ended November 30, 2016 and the one month ended December 31, 2016.

(8) Pension Plans
Fair Value Hierarchy Categories, page FS-84

21.   We note that you have multiple assets classified as level 2 and level 3 that are valued at net asset value. Please note that ASU 2015-07 eliminated the need to classify assets valued at net asset value within the levels of the fair value hierarchy. Please revise your disclosures to comply with ASC 820-10-50-6A.

Financial Statements
Vertiv December 31, 2018 Financial Statements
Notes to Combined and Consolidated Financial Statements
(10) Income Taxes, page FS-85

22.   Please tell us, and revise to disclose, how your current income tax expense for your non-U.S. entities was determined. In this regard, we note that the amount of current income tax expense for these entities sometimes is as high as or exceeds the income corresponding to the taxable period. We may have further comment upon receipt of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing